EXHIBIT 99.36




                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                -------------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
July 5, 2004


               GLENCAIRN PROVIDES UPDATE ON DRILLING IN NICARAGUA


Glencairn Gold Corporation is pleased to update progress on drilling at Santa Pancha and to report a newly identified high-grade vein extension at Talavera, both on its Limon mining concession in Nicaragua.

Results from the Pozo 1 (Shaft 1) area of the Santa Pancha vein system include Hole 3161, which intersected 6.4 metres true width grading 8.4 grams per tonne (g/t) gold, including 2.2 metres grading 20.4 g/t gold, and Hole 3168, which intersected 18.7 metres true width grading 5.1 g/t gold.

The high-grade vein extension at Talavera has been identified at the west end of the mine and is within 40 metres of mine workings. The best intercept of this extension is Hole 3173 which intersected 1.6 metres true width grading 19.8 g/t gold.

"Based on these results, we expect that the Pozo 1 area of Santa Pancha will add considerable reserves to the Limon Mine, meeting our expectations for the 2004 drill program there," said President and CEO Kerry Knoll.

SANTA PANCHA, LIMON CONCESSION

At Limon the Company is focusing on the previously mined Santa Pancha vein system, 5.5 km east of the Limon mill, which produced approximately 1.2 million ounces from ore grading 12-14 g/t between 1941 and 1988. Drilling is providing consistently good results from Pozo 1, which hosts a previously reported inferred mineral resource, particularly from the hangingwall portion of the structure. Since the last published results (May 19, 2004), the Company has been drilling a 30-by-30-metre grid on the southernmost hangingwall zone to obtain regularly spaced information that will be used for mineral resource and mineral reserve estimation. Mineralization in the footwall exists below the hangingwall, but as smaller and less continuous zones.

The following results from Pozo 1 are in addition to those reported in a news release dated May 19, 2004.

Section #      Hole #        From - To       Core Length       True Width       Gold       Silver
                             (metres)          (metres)         (metres)       (g/t)       (g/t)

Pozo 1 - Hangingwall Talavera Mine, Limon Concession
----------------------------------------------------
13825N         3158        147.53 - 163.24       15.71            9.4           3.8         4.6
               Includes    151.60 - 159.00        7.40            4.4           4.5         4.1

13768N         3161         49.98 - 57.90         7.92            6.4           8.5        28.6
               Includes     53.94 -   56.60       2.66            2.2          20.4        62.4

13825N         3162        124.52 - 140.10       15.58           10.8           3.6        16.3
               Includes    124.52 - 129.80        5.28            3.7           7.9        48.2
13768N         3163         18.46 - 30.27        11.81           10.4           6.5        27.1
               Includes     18.46 - 23.97         5.51            4.9          10.8        46.6
13768N         3165         13.00 - 17.67         4.67            4.6           5.9        13.3
               Includes     13.41 - 14.63         1.22            1.2          17.6        27.2
13768N         3168        116.80 - 141.19       24.39           18.7           5.1        16.7
               Includes    116.80 - 126.45        9.65            7.4           5.6        34.6
               Includes    133.27 - 141.19        7.92            6.1           7.6        57.2
13796N         3169         70.10 - 77.72         7.62            6.2           8.1        47.3
13796N         3170        170.00 - 181.38       11.38            7.8           4.6        17.7
               Includes    175.00 - 179.50        4.50            3.1           7.0        37.2
13825N         3172         88.94 - 97.80         8.86            8.2           5.4        12.0
               Includes     90.22 - 93.92         3.04            2.8           9.6        20.0
13882N         3175        107.93 - 116.23        8.30            7.5           1.0         1.7
13882N         3176         83.01 - 87.58         4.57            4.1           4.7        23.0
13825N         3177         48.00 - 54.55         6.54            5.7           4.3        28.3
               Includes     52.12 - 54.55         2.43            2.1           9.7        36.2
13882N         3180        140.06 - 153.00       12.94           10.8           2.6        24.6
13910N         3181        129.67 - 136.52        6.85            5.9           7.2        89.4
               Includes    135.20 - 136.52        1.32            1.1          28.1       362.9
13853N         3182         58.20 - 62.00         3.80            3.4           8.7        98.1

Pozo 1 - Footwall
-----------------
13825N         3158        185.28 - 194.90        9.62            7.0           2.7         4.7
13768N         3161         79.59 - 92.11        12.52           10.8           5.4         9.5
               Includes     79.59 - 82.57         2.98            2.5          16.9        33.1
13825N         3162        161.53 - 171.20        9.67            7.4           8.7         1.4
               Includes    167.35 - 169.00        1.65            1.3          42.6         3.7
13768N         3163         51.56 - 56.98         5.42            4.7           4.0        15.2
13768N         3165         35.65 - 42.81         7.16            6.4           3.7         8.0
13768N         3168        155.40 - 162.50        7.10            6.0           5.2         1.5
               Includes    159.35 - 160.35        1.00            0.8          21.4         6.9
13796N         3169        104.25 - 114.36       10.11            8.3           3.0         1.6
13796N         3170        194.06 - 204.28       10.22            8.5           4.2         3.9
               Includes    201.43 - 203.37        1.94            1.6           9.4         2.7
13835N         3172        116.57 - 119.83        3.26            2.7           2.7         0.6
13822N         3175        133.22 - 136.32        3.10            2.7           0.9         0.0
13822N         3176         99.00 - 102.50        3.50            3.0           0.8         2.7
13825N         3177        Mined out stope, no core
13882N         3180        171.00 - 177.55        6.55            5.0           3.4         7.1
13910N         3181        140.05 - 143.00        2.95            2.3           0.6         9.2
13853N         3182         74.67 - 79.85         5.2             4.5           0.2         6.7

TALAVERA MINE, LIMON CONCESSION

A newly identified high-grade zone at the Talavera Mine, designated TWN, was intercepted in three holes while drilling to evaluate the extension of different vein. The Talavera Mine is 4.5 km west of the Limon mill and currently is the principal source of mill feed. TWN is on strike to the west from the previously mined Talavera II vein and about 40 metres north of mine workings. Drill intercepts for TWN are as follows:


Section #     Hole #        From - To       Core Length       True Width       Gold
                             (metres)          (metres)         (metres)       (g/t)
10890N        3160        179.00 - 181.14       2.14              1.7          12.3
10935N        3166        150.91 - 153.35       2.44              1.4           8.6
10935N        3173        174.89 - 177.74       2.85              1.6          19.8

At Talavera, mining in the main structure occurs in several zones of economic gold mineralization that are separated by intervals of low-grade gold mineralization in narrow quartz veins. The main structure has been demonstrated to continue on strike for at least 420 metres to the southwest and is currently being drill tested. Additional drilling is planned to follow and explore this trend even further southwest where it correlates with a ridge of silicification and clay alteration that extends for at least another 1000 metres on surface beyond the last known drill intercept of the main vein structure.

SANTA ROSA, LIMON CONCESSION

Drilling on the Santa Rosa structural targets, also on the Limon concession, has successfully reached the targeted vertical depth of 250 metres in two holes.
These holes intersected two separate structures, neither of which were mineralized and therefore not believed to be the source of mineralized quartz boulders found on surface in the Santa Rosa area. An earlier hole, reported May 19, 2004, intersected silicification (fine-grained quartz alteration) in the Santa Rosa structure at a depth of approximately 125 metres indicating that the structure has been offset by faulting.

Further drilling will continue to target the source of the quartz boulders found on surface. Assays on 33 of these boulders returned values ranging from 1.5 g/t to 57.8 g/t with an overall average of 13.7 g/t. Of the 33 boulders assayed, 16 returned values of more than 10.0 g/t and 26 returned more than 5.0 g/t.


LA INDIA CONCESSION

On the La India concession about 45 km east of Limon, a very weakly developed stockwork of quartz microveins and veinlets was encountered in the three holes at Soledad de la Cruz that were drilled directly below prospective gold values in surface trenches cut across an area of historical small miner workings. The analytical results for all three drill holes returned very low and uneconomic gold values.

Drill testing 200 metres and 400 metres along the projected southeast extension of the past producing La India vein encountered a weakly developed stockwork of the calcite veinlets, but did not find any development of quartz veining or gold mineralization. The northwestern extension of the La India structure is now being tested.

EXPLORATION AGREEMENT

Elsewhere in the La India district, the Company has signed a letter of understanding with Gold-Ore Resources Ltd. whereby Gold-Ore will conduct exploration on Glencairn's 12-sq.-km Tasacame property. Under terms of the agreement, Gold-Ore will issue Glencairn up to 100,000 common shares of Gold-Ore and expend US$400,000 over two years to earn a 51% interest in the property. Thereafter, a joint venture will be formed to continue exploration. At completion of a feasibility study and a production decision, Glencairn has the right to reacquire an additional 2% interest and become operator by agreeing to arrange non-recourse project financing that provides for 60% of the estimated capital cost for development.

SAMPLING, ASSAYING AND QUALITY CONTROL

At Limon, the Company's on-site Limon Mine laboratory is used for sample preparation and assaying for the assay results reported above. Gold at Limon is very fine-grained, hence there are none of the sampling concerns associated with coarse or visible gold. The sampling, assaying and quality control procedures are as described in Glencairn's news release dated Feb. 17, 2004. Analyses of the samples for Soledad de la Cruz were completed by ACME Analytical Ltd. of Vancouver, a commercial Canadian laboratory.

QUALIFIED PERSONS

Mr. Michael Gareau, P. Geo. and Vice President of Exploration for Gle ncairn, is the Qualified Person as defined by National Instrument 43-101 for disclosure of the Nicaragua drill results. The Limon and La India drilling programs were and are conducted under Mr. Gareau's supervision and Mr. Gareau has read and approved this news release.


To find out more about Glencairn Gold Corporation (TSX: GGG), visit our website at www.glencairngold.com.


Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Colette Saulnier: csaulnier@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking stateme nts are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

                                [GRAPHIC ENTITLED
                           "SANTA PANCHA - SHAFT NO. 1
                  LONGITUDINAL SECTION, HANGING WALL INTERCEPTS"]